UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 2, 2010

Date, time and place: Held on August 2, 2010, at 9h30 a.m., by teleconference centralized at the Company’s headquarters, at Alameda Santos 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call: Dismissed once all members of Company’s Board were present.

Attendance: All members of the Company’s Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Eduardo de A. P. Andretto - Secretary.

Agenda: Replacement and appointment of Company Officer.

Resolutions: After discussion and analysis of the matter included on the agenda, the following resolutions were passed by unanimous vote of the Directors, without reservations and/or qualifications:

(i)
According to terms and conditions of the Company’s By-laws, Mr. João Adalberto Elek Junior, Brazilian Citizen, engineer, divorced, bear of Identity Card No. 03.524.098-5 and registered with the Individual Taxpayers’ Register (CPF/MF) under no. 550.003.047-72, resident and domiciled in the City of São Paulo, Estate of São Paulo, with commercial office at Alameda Santos, no. 1357, 6th floor, ZIP Code 01419-001, was appointed as Company’s Officer without specific designation, for term of a year mandate, following the others Company’s Officers’ mandates, exercising the functions, as of this date, of Investor Relations, Control and Management of Risks and Finances of the Company, which functions in the interim were temporarily being exercised by the Company’s Chief Executive Officer, Carlos Augusto Lira Aguiar.

(ii)
The Company’s Officers appointed herein states, under penalties of Law, that fulfill all requirements as per article 147 of Law no. 6.404/76 and CVM Resolution no. 367/02 to attend Company’s Officer duty. The Company’s Officer exercise its function as of this date, as per signature of a Term of Office duly registered on the Minutes of the Board of Officers’ Meetings Corporate Book, and also as per the signature of the Statement according with CVM Resolution no. 367/02 and Term of Adhesion to the New Market Rules of BM&F BOVESPA S.A. – Bolsa de Mercadorias, Futuros e Valores.

Closing: There being nothing more to address, the meeting was suspended for the time needed to transcribe these minutes, which were read, checked over and approved by the members of the Board of Directors, who signed them. (sig.) José Luciano Duarte Penido – as Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Eduardo de A. P. Andretto – Secretary.

São Paulo, August 2, 2010.

True to the original.
Extracted from the document itself.

Eduardo de A. P. Andretto
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 2, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.